Exhibit 1
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States of America (the “United States”) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp. at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, telephone (416) 979-1991 (or by faxing a written request to (416) 979-5893), and are also available electronically at www.sedar.com.
Short Form Prospectus

New Issue	December 16, 2010
DENISON MINES CORP.
25,000,000 Common Shares Issuable on the Exercise of 25,000,000 Outstanding Special Warrants
and
1,400,000 Common Shares Issuable on the Exercise of 1,400,000 Outstanding Flow-Through Special Warrants
Price:
$2.45 per Special Warrant
$3.00 per Flow-Through Special Warrant
This short form prospectus is being filed to qualify the distribution of: (i) 25,000,000 common shares (the “Special Warrant Shares”) of Denison Mines Corp. (“Denison”) issuable upon the exercise or deemed exercise of 25,000,000 special warrants (the “Special Warrants”) of Denison; and (ii) 1,400,000 common shares (the “FT Shares”) of Denison issuable upon the exercise or deemed exercise of 1,400,000 flow-through special warrants (“FT Special Warrants”) of Denison issued on a flow-through basis under the Income Tax Act (Canada) (the “Tax Act”) (the Special Warrants and the FT Special Warrants are collectively referred to herein as the “Offered Securities”), which were issued on December 9, 2010 (the “Closing Date”), in connection with a private placement financing (the “Offering”). The Special Warrants were issued pursuant to the terms of a Special Warrant indenture (the “Special Warrant Indenture”) and the FT Special Warrants were issued pursuant to the terms of an FT Special Warrant indenture (the “FT Special Warrant Indenture”), each dated as of December 9, 2010 and entered into between Denison and Computershare Trust Company of Canada (the “Warrant Agent”), and in accordance with an underwriting agreement dated December 9, 2010 (the “Underwriting Agreement”) between Denison and GMP Securities L.P. (“GMP”) and Scotia Capital Inc. (“Scotia”, and collectively with GMP, the “Underwriters”). The Special Warrants were sold to subscribers at a price of $2.45 per Special Warrant (the “SW Issue Price”) and the FT Special Warrants were sold to subscribers at a price of $3.00 per FT Special Warrant (the “FT SW Issue Price”), for aggregate gross proceeds to Denison of $65,450,000. This short form prospectus also qualifies the distribution of 2,500,000 additional common shares (“Common Shares”) of Denison, issued on the basis of 0.1 Common Shares per Special Warrant (collectively the “Penalty Shares”) that may be issued to holders of Special Warrants under certain circumstances as more particularly described under “Plan of Distribution”. Unless otherwise indicated herein, references to Special Warrant Shares include the Penalty Shares.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC exchange (“AMEX”) under the symbol “DNN”. The TSX and the AMEX have conditionally approved the listing of the Special Warrant Shares and FT Shares issuable upon exercise of the Offered Securities (the “Underlying Shares”). Listing of the Underlying Shares will be subject to Denison fulfilling all of the listing requirements of the TSX prior to December 31, 2010 and to

Denison fulfilling all of the listing requirements of the AMEX. On November 17, 2010, the last trading day before the announcement of the Offering, the closing prices of the Common Shares on the TSX was $2.53 and on the AMEX was US$2.48. On December 15, 2010, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $3.27 and on the AMEX was US$3.23. The SW Issue Price and the FT SW Issue Price were determined by negotiation between Denison, GMP and Scotia.

		Underwriters’	Net Proceeds to
	Price to Public	Fee(1)	Denison(2)(3)
Per Special Warrant	$2.45	$0.1225	$2.3275
Per FT Special Warrant	$3.00	$0.15	$2.85
Total	$65,450,000	$3,272,500	$62,177,500

Notes:

(1)
Denison has paid a fee equal to 5.0% of the proceeds of the Offering (the “Underwriters’ Fee”), whether such Special Warrants were purchased by the Underwriters or by substituted purchasers arranged by the Underwriters pursuant to the Underwriting Agreement (defined below). The Underwriters’ Fee was paid to GMP on behalf of the Underwriters on the Closing Date (as defined below).

(2)	Before deducting expenses of the Offering and the qualification for distribution of the Underlying Shares, estimated to be $500,000, which has been paid from the general funds of Denison.

(3)
The distribution of the Special Warrant Shares on exercise or deemed exercise of the Special Warrants, and the FT Shares on exercise or deemed exercise of the FT Special Warrants, will not result in any proceeds being received by Denison.

Each Special Warrant entitles the holder thereof to receive, upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, and subject to adjustment in certain circumstances described below, one Special Warrant Share at any time prior to the earlier of: (i) 5:00 p.m. (Toronto time) on April 10, 2011, being the date that is four months and one day following the closing date of the Offering; and (b) the third business day after the date on which a receipt (the “Final Receipt”) for the (final) prospectus is received by Denison (such earlier time being referred to herein as the “Time of Expiry”). Each FT Special Warrant will entitle the holder thereof to acquire one FT Share for no additional consideration at any time and will be deemed to be exercised on the Time of Expiry. See “Plan of Distribution”.
Definitive certificates evidencing the Special Warrant Shares issuable upon the exercise or deemed exercise of the Special Warrants and the FT Shares issuable upon the exercise or deemed exercise of the FT Special Warrants will be available for delivery upon the exercise or deemed exercise of such securities. In the event that a holder of Special Warrants and/or FT Special Warrants exercises such securities prior to the date that the Final Receipt is received by Denison, the Special Warrant Shares and, if applicable, the Penalty Shares, issuable upon exercise of the Special Warrants and the FT Shares issuable upon exercise of the FT Special Warrants, as the case may be, will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws. See “Plan of Distribution”.
The Special Warrants and FT Special Warrants were sold through the Underwriters pursuant to exemptions from the prospectus and registration requirements of the provinces of Ontario, Alberta, British Columbia and Nova Scotia (the “Offering Jurisdictions”) and from the registration requirements of the U.S. Securities Act and applicable state securities laws, and were issued under and are governed by the Special Warrant Indenture and FT Special Warrant Indenture, respectively. There is no market through which the Offered Securities may be sold and none is expected to develop.
Certain legal matters in connection with the Offering have been or will be reviewed on behalf of Denison by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.
Scotia is an indirect wholly-owned subsidiary of The Bank of Nova Scotia, which is a lender to Denison. Consequently, Denison may be considered to be a “connected issuer” of Scotia under applicable Canadian securities laws. See “Relationship Between Denison and an Underwriter”.
An investment in Common Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors. The risks outlined in this short form prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors. See “Risk Factors”.
All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”. On December 15, 2010, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0035.
The head office and registered office of Denison is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1
FORWARD-LOOKING INFORMATION	1
CURRENCY AND EXCHANGE RATE INFORMATION	2
TECHNICAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DENISON MINES CORP	4
RECENT DEVELOPMENTS	4
DESCRIPTION OF SECURITIES	23
CONSOLIDATED CAPITALIZATION	23
PRIOR SALES	24
PRICE RANGE AND TRADING VOLUME OF SECURITIES	24
USE OF PROCEEDS	25
PLAN OF DISTRIBUTION	25
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	28
RELATIONSHIP BETWEEN DENISON AND AN UNDERWRITER	31
RISK FACTORS	31
AUDITORS, REGISTRAR AND TRANSFER AGENT OF DENISON	39
TECHNICAL AND SCIENTIFIC DISCLOSURE	40
INTERESTS OF EXPERTS	40
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	40
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION	40
AUDITORS’ CONSENT	41
CERTIFICATE OF DENISON	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

ELIGIBILITY FOR INVESTMENT
In the opinion of Blake, Cassels & Graydon LLP, counsel to Denison, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, provided the Common Shares remain listed on a designated stock exchange (including the TSX), the Underlying Shares issuable on the exercise of the Offered Securities would, if issued on the date hereof, generally be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”) (collectively, “Deferred Plans”). Although Special Warrants would also be qualified investments under the Tax Act for Deferred Plans (provided Denison deals at arm’s length with each person who is an annuitant, a beneficiary, an employee or a subscriber under, or a holder of the applicable Deferred Plan or a person who does not deal at arm’s length with such person), if a Deferred Plan subscribed for FT Special Warrants, the tax benefits of the CEE as described under the heading “Certain Canadian Federal Income Tax Considerations” would not be available for deduction against the income of the annuitant or beneficiary of such plan.
The holder of a TFSA governed by a trust which holds any of the Offered Securities or Underlying Shares will be subject to a penalty tax if the holder does not deal at arm’s-length with Denison for the purposes of the Tax Act or if the holder has a “significant interest” (within the meaning of the Tax Act) in Denison or a corporation, partnership or trust with which Denison does not deal at arm’s-length for the purposes of the Tax Act. Generally a holder of a TFSA should not hold a significant interest in a corporation (including Denison) provided that neither the holder nor any one or more persons with whom the holder does not deal at arm’s length, alone or in any combination, directly or indirectly holds 10% or more of the issued shares of any class of shares in the capital stock of the corporation. For these purposes, specific rules may deem a holder to own shares of a corporation that are held by a partnership in which the holder is a member or by a trust of which the holder is a beneficiary. A holder of a TFSA will not generally hold a significant interest in a partnership or trust if neither the holder, nor any one or more persons with whom the holder does not deal at arm’s length, holds interests representing 10% or more of the fair market value of all the interests in the partnership or trust. Holders of TFSAs are advised to consult their own tax advisors in this regard.
FORWARD-LOOKING INFORMATION
Certain information contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. This information speaks only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.
In particular, this short form prospectus and the documents incorporated by reference contain forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;
•	uranium and vanadium production levels;
•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;
•	expectations of market prices and costs;
•	supply and demand for uranium and vanadium;
•	possible impacts of litigation and regulatory actions on Denison;
•	exploration, development and expansion plans and objectives;
•	Denison’s expectations regarding changes to the rights of KEPCO (as defined below) under the Strategic Relationship Agreement (as defined below);

•	Denison’s expectations regarding additions to its mineral reserves and resources through acquisitions and development;
•	the expected timing of the exercise and deemed exercise of the Special Warrants and FT Special Warrants; and
•	receipt of regulatory approvals and permits and licenses and treatment under governmental regulatory regimes.
Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:
•	volatility in market prices for uranium and vanadium;
•	changes in foreign currency exchange rates and interest rates;
•	liabilities inherent in mining operations;
•	uncertainties associated with estimating mineral reserves and resources;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	delays in obtaining permits and licenses for development properties;
•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	geological, technical and processing problems; and
•	the other factors discussed under “Risk Factors” in this short form prospectus.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. See “Risk Factors — Production Estimates” for a description of certain assumptions used by Denison in estimating its production for future periods.
The forward-looking information contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by these cautionary statements. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this short form prospectus to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
CURRENCY AND EXCHANGE RATE INFORMATION
References to “$” in this short form prospectus are to Canadian dollars. References in this short form prospectus to “US$” are to U.S. dollars. Denison’s financial statements are reported in U.S. dollars. On December 15, 2010 the Bank of Canada noon rate of exchange between Canadian dollars and U.S. dollars was US$1.00 = $1.0035.
The high, low and average noon rates of exchange for one U.S. dollar in terms of Canadian dollars for the nine months ended September 30, 2010 and for each of the years ended December 31, 2009 and 2008, as well as the noon exchange rates on the final day of each period, as reported by the Bank of Canada, were as follows:

	Nine Months Ended	Year Ended	Year Ended
	September 30, 2010	December 31, 2009	December 31, 2008
End of period	$1.0298	$1.0466	$1.2246
High	$1.0778	$1.3000	$1.2969
Low	$0.9961	$1.0292	$0.9719
Average(1)	$1.0356	$1.1420	$1.0660

Note:

(1)	Calculated as an average of the daily noon rates for each period.

TECHNICAL INFORMATION
The disclosure in this short form prospectus (including in the documents incorporated by reference) of a scientific or technical nature for Denison’s material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and other information that has been prepared by or under the supervision of “qualified persons” under NI 43-101 and included in this short form prospectus with the consent of such persons. Other information has been prepared and included in this short form prospectus following review and verification by William C. Kerr, also a “qualified person” under NI 43-101. In addition to the National Instrument 43-101 (“NI 43-101”) technical report for a mineral resource estimate on its Phoenix deposit, Wheeler River, Eastern Athabasca Basin, Northern Saskatchewan, prepared by SRK Consulting (Canada) Inc. (“SRK”) as of November 17, 2010 (the “Wheeler River Technical Report”) described herein, Denison’s other technical reports are individually identified and described in the AIF (as defined below). The technical reports have been filed on SEDAR and can be reviewed at www.sedar.com.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison, at its offices located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (Telephone: (416) 979-1991 or by faxing a written request to (416) 979-5893) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.
The following documents of Denison, which have been filed with the securities commissions or similar authorities in the provinces of Canada in which Denison is a reporting issuer, are specifically incorporated by reference into and form an integral part of this short form prospectus:
(a)	the annual information form of Denison dated March 19, 2010 for the year ended December 31, 2009 (the “AIF”);
(b)
the audited consolidated balance sheets of Denison as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for the years then ended, together with the report of the auditors thereon and the notes thereto;

(c)	management’s discussion and analysis of the financial condition and results of operations of Denison for the year ended December 31, 2009;
(d)
the unaudited interim consolidated balance sheet of Denison as at September 30, 2010 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the three and nine month periods ended September 30, 2010 and 2009;

(e)	management’s discussion and analysis of the financial condition and results of operations of Denison for the three and nine month periods ended September 30, 2010;
(f)	the information circular of Denison dated March 22, 2010, relating to the annual meeting of Denison’s shareholders held on May 6, 2010; and
(g)	the material change report of Denison dated November 26, 2010 relating to the announcement of the Offering.
Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Denison with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.
DENISON MINES CORP.
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “DMI Arrangement”). Pursuant to the DMI Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares at a ratio of 2.88 common shares of IUC for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
Denison conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of Denison and its subsidiaries, including the name, country of incorporation and proportion of ownership interest is included as Exhibit 1 to the AIF.
Denison is a diversified, intermediate uranium producer with uranium production in the United States and development projects in the United States, Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa uranium mill in Utah and its 22.5% ownership of the McClean Lake uranium mill in Saskatchewan. Denison also produces vanadium (“V2O5”) as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at Denison’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to its mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the south western United States. Denison is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”). Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division.
For a detailed description of the business of Denison, please refer to “General Development of the Business” and “Denison’s Business” in the AIF.
RECENT DEVELOPMENTS
Since September 30, 2010, the following significant events have taken place within Denison’s business.
Initial Resource Estimate Regarding the Phoenix Deposit at Denison’s Wheeler Property
On November 25, 2010, Denison filed the Wheeler River Technical Report, which is available for review on Denison’s SEDAR profile at www.sedar.com. The following sections provide a summary of the Wheeler River Technical Report on the Wheeler River property. The following is a summary only and reference should be made to the full text of the Wheeler River Technical Report. See “Interests of Experts”.

Property Description and Location
Denison, on behalf of the Wheeler River Joint Venture, retained SRK to supervise the preparation of and to complete an independent technical review of the Phoenix Deposit (Zones A and B). Denison has a 60% interest in the Wheeler River Joint Venture consisting of 19 unsurveyed mineral claims totalling 11,720 hectares in northern Saskatchewan. Denison has been the operator since November 10, 2004. The other partners are Cameco Corp. (“Cameco”) (30%) and JCU (Canada) Exploration Company, Limited (“JCU”) (10%), with no back-in rights or royalties that need to be paid.
The Phoenix Deposit lies within the Wheeler River property located along the eastern edge of the Athabasca Basin in northern Saskatchewan. The center of the property is located approximately 400 km north of the city of Saskatoon, 35 km north-northeast of Cameco’s Key Lake mill and 35 km southwest of Cameco’s McArthur River mine.
The map below shows the Wheeler River Joint Venture area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the Phoenix Deposit is by road, helicopter, or fixed wing aircraft from Saskatoon. Vehicle access to the property is by Highway 914, which terminates at the Key Lake mill. The ore haul road between the Key Lake and McArthur River operations lies within the eastern part of the property. An older access road, the Fox Lake Road, between Key Lake and McArthur River provides access to most of the northwestern side of the property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the property.
The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days. Field-operations are possible year round with the exception of limitations imposed by lakes and swamps and the periods of break-up and freeze-up.
Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing annual wind direction is from the west with a mean speed of 12 km/hr.
La Ronge is the nearest commercial/urban centre where most exploration supplies and services can be obtained. Two-airlines offer daily, scheduled flight services between Saskatoon and La Ronge (located roughly 400 km and 170 km respectively south from the project site).
Personnel working on the project commute from a number of designated communities by air. Most company employees are on a two week-in and two week-off schedule. Contractor employees are generally on a longer work schedule.
The Phoenix Deposit is well located with respect to all-weather roads and the provincial power grid. Most significantly, the operating Key Lake mill complex, owned and operated by Cameco, is approximately 35 km south of the property.
Field operations are currently conducted from Denison’s Wheeler River camp, three kilometres due southwest of the Phoenix Deposit. The camp, which is operated by Denison, provides accommodations for up to thirty exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.
The property is characterized by a relatively flat till plain with elevations ranging from 477 m to 490 m above sea level. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of glacial ice from the northeast to the southwest. The topography and vegetation at the Phoenix Deposit are typical of the taiga forested land so common to the Athabasca Basin area of northern Saskatchewan. The area is covered with between 30 m to 50 m of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birches occurring in more productive and well-drained areas. Lowlands are generally well drained, but also can contain some muskeg and poorly drained bog areas with vegetation varying from wet open non-treed vistas to variable density stands of primarily black spruces as well as tamaracks depending on moisture and soil conditions. Productive lichen growth is common to this boreal landscape mostly associated with mature coniferous stands and bogs.
History
The Wheeler River property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 between AGIP Canada Ltd. (“AGIP”), E&B Explorations Ltd. (“E&B”) and Saskatchewan Mining Development Corporation (“SMDC”), with each holding a one-third interest. On July 31, 1984, each party divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn in to a 40% interest. On December 1, 1986,

E&B allowed PNC Exploration (Canada) Co. Ltd. (“PNC”) to earn in to a 10% interest from one-half of its 20% interest. Following the discovery of the deposits at McArthur River in 1988, exploration on the Wheeler River property decreased significantly. In the early 1990s, AGIP sold its 20% interest to Cameco, which was a successor to SMDC. In 1996, Imperial Metals, a successor to E&B, sold 8% to Cameco and 2% to PNC. Participating interests in 2004 were Cameco (48%), JCU (a successor to PNC, 12%), and Denison (40%).
In late 2004, Denison entered into an agreement to earn a further 20% interest by expending $7,000,000 within six years. At that time, Denison became the project operator. In 2007, Denison became the operator of the Joint Venture when the earn-in obligations were completed; the participating interests were Denison: 60%; Cameco: 30%; and JCU: 10%.
The former operator (Cameco) had identified a major geological unit termed the “quartzite ridge” and had noted extensive dravite (boron) alteration in the overlying sandstones. Cameco discovered several uranium mineralized intercepts that occurred in a variety of geological settings throughout the property.
The focus for Denison, due to the McArthur River analogy, was the quartzite ridge. During the initial years of the option, Denison targeted the west area, or footwall side of the quartzite ridge. In 2007, Denison completed a major DC resistivity survey to the north of an earlier Cameco 2003 resistivity survey. Interpretation of the 2007 resistivity survey lead to the recommendation for drilling three holes to test two separate resistivity lows, both interpreted to represent “alteration chimneys” within the Athabasca sandstone.
In the summer of 2008, as a direct result of the 2007 DC resistivity survey along the hanging wall of the quartzite ridge, two drill holes were located 600 m apart along the same low resistivity trend. This drilling intersected a zone of characteristic sandstone alteration and uranium mineralization linked to unconformity-associated uranium deposits. The resulting DC resistivity anomalies were tested for sandstone “breaches,” postulated to represent alteration plumes emanating from mineralization at the unconformity. All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization. This new discovery was named Phoenix.
During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant mineralization came from Hole WR-258, which returned 11.2% U3O8 over 5.5 m from a depth of 397 m. The summer drill program continued to test the discovery, with hole WR-273 returning a value of 62.6% U3O8 over 6.0 m at a depth of 405 m. Mineralization was monomineralic pitchblende with very low concentrations of accessory minerals and was reported to be remarkably similar to the high-grade McArthur River P2 deposits. Most of the mineralization occurs as a horizontal sheet within the basal Athabasca sandstone proximal to where a graphitic pelite unit in the basement intersects the unconformity. In addition, the alteration changes to the northeast with intense and strong basement bleaching becoming more prominent, and the strongest graphitic faulting yet observed. More significantly, the new mineralized zone returned the highest grades so far intersected in more than 40 years of continuous exploration on the Wheeler Project. A further drill program in the fall of 2009 established continuity in this high-grade mineralized zone and has extended the mineralized zone as a possibly continuous unit for a strike length of greater than one kilometre.
Geological Setting
Regional Geology
The Phoenix Deposit lies near the southeastern margin of the Athabasca Basin in the southwest part of the Churchill Structural Province of the Canadian Shield. The Athabasca Basin is a broad, closed and elliptically shaped, cratonic basin with an area of 425 km (east-west) by 225 km (north-south). The bedrock geology of the area consists of Archean and Paleo-Proterozoic gneisses unconformably overlain by approximately 1,500 m of flat-lying, unmetamorphosed sandstones and conglomerates of the mid-Proterozoic Athabasca Group. The Phoenix Deposit is located near the transition zone between two prominent litho-structural domains within the Precambrian basement, the Mudjatik to the west and the Wollaston to the east.

The area is cut by a major northeast-striking fault system of Hudsonian Age. The faults occur predominantly in the basement rocks but often extend up into the Athabasca Group due to several periods of post-depositional movement. Diabase sills and dikes up to one hundred meters in width and frequently associated with the faulting have intruded into both the Athabasca rocks and the underlying basement.
The basement rocks underlying the Athabasca Group have been divided into three tectonic domains: the Western Craton, the Cree Lake Mobile Zone, and the Rottenstone Complex. The central Cree Lake Mobile Zone is bounded in the northwest by the Virgin River Shear and Black Lake Fault and in the southeast by the Needle Falls Shear Zone.
The Cree Lake Mobile Zone has been further subdivided into the Mudjatik Domain in the west half and the Wollaston Domain in the east half. The lithostructural character of these domains is the result of the Hudsonian Orogeny in which an intense thermo-tectonic period remobilized the Archean age rocks and led to intensive folding of the overlying Aphebian-age supracrustal metasedimentary units. The Mudjatik Domain represents the orogenic core and comprises non-linear, felsic, granitoid to gneissic rocks surrounded by subordinate thin gneissic supracrustal units. These rocks, which have reached granulite-facies metamorphic grades, usually occur as broad domal features. The adjacent Wollaston Domain consists of Archean granitoid gneisses overlain by an assemblage of Aphebian pelitic, semipelitic, and arkosic gneisses, with minor interlayered calc-silicates and quartzites. These rocks are overlain by an upper assemblage of semipelitic and arkosic gneisses with magnetite bearing units.
The Wollaston Domain basement rocks are unconformably overlain by flat lying, unmetamorphosed sandstones, and conglomerates of the Helikian age Athabasca Group, which is a major aquifer in the area.
The Athabasca Group sediments consist of un-metamorphosed quartz-rich pebbly sandstone. The sandstone is poorly sorted near the base, where conglomerates form discontinuous layers of variable thickness. Minor shale and siltstone occur in the upper half of the succession. Locally, the rocks may be silicified and indurated or partly altered to clay and softened.
The basin is interpreted to have developed from a series of early northeast-trending fault-bounded sub-basins that coalesced. The topographic profile of the unconformity suggests a gentle inward slope in the east, moderate to steep slopes in the north and south and a steeper slope in the west.
The eastern part of the Athabasca basin consists of the Manitou Falls portion of the Athabasca Group sediments. The Manitou Falls Formation, which underlies most of the eastern part of the basin, is further subdivided into four units from bottom to top: MFa, a sequence of poorly sorted sandstone and minor conglomerate; MFb, interbedded sandstone and conglomerate; MFc, a sandstone with rare clay intraclasts; and, MFd, a fine-grained sandstone with abundant (>1%) clay intraclasts.
Local Geology
The Phoenix Deposit lies in the eastern part of the Athabasca Basin where, undeformed, late Paleoproterozoic to Mesoproterozoic sandstone, conglomerate, and mudstone of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. The Phoenix Deposit mineralization, generally occurring at depths ranging from 390 m to 420 m is interpreted to be structurally controlled by the northeast-southwest trending (55º azimuth) WS shear fault which dips 55º to the southeast.
The local geology of Phoenix Deposit is very much consistent with the regional geology described above with the following units from top to bottom.
The property is partially covered by lakes and muskeg, which overlie a complex succession of glacial deposits up to 120 m in thickness These include eskers and outwash sand plains, well-developed drumlins, till plains, and glaciofluvial plain deposits. The orientation of the drumlins reflects southwesterly ice flow.

The Athabasca sandstone group is 170 m to 560 m thick in the Wheeler River area and is comprised of Manitou Falls Formation sandstones and conglomerates. The Manitou Falls Formation is locally separated from the underlying Read Formation (MFa) by a paraconformity, and comprises three units, the Bird Member (MFb), Collins Member (MFc), and Dunlop Member (MFd), which are differentiated based on conglomerates and clay intraclasts. The MFb is distinguished from the underlying MFa and overlying MFc by the presence of 2.0% conglomerate beds thicker than 2 cm. The thickness of the MFb, which is absent above the quartzite ridge, is as much as 210 m in the northeastern part of the property. The MFc is relatively clean sandstone with locally scattered granules or pebbles and one-pebble-thick conglomerate layers interpreted to be pebble lag deposits. The MFc ranges in thickness from 30 m to 150 m. The MFd is distinguished from the underlying MFc sandstone by the presence of at least 0.6% clay intraclasts. The MFd is as thick as 140 m. A paleoweathered zone, 3 m to 10 m thick, superimposed on crystalline rocks occurs below the unconformity.
The upper 100 m to 140 m of sandstone is typically buff coloured, medium- to coarse-grained, quartz rich and cemented by silica, kaolinite, illite, sericite, or hematite. Alteration of the sandstone is noted along much of the Phoenix Deposit trend.
Basement rocks on the Phoenix Deposit are part of the Wollaston Domain and are comprised of metasedimentary and granitoid gneisses. The metasedimentary rocks belong to the Wollaston Supergroup and include graphitic and non-graphitic pelitic and semipelitic gneisses, meta-quartzite, and rare calc-silicate rocks together with felsic and quartz feldspathic granitoid gneisses. These metasedimentary rocks are interpreted to belong to the Daly Lake Group. Pegmatitic segregations and intrusions are common in all units, with garnet, cordierite, and sillimanite occurring in the pelitic units, indicating an upper amphibolite grade of metamorphism.
The quartzite ridge, an interpreted impermeable and structural barrier forming the footwall to the mineralization, dominates the basement geology of the Phoenix Deposit. The quartzite unit exhibits variable dips from 45º through 75º to the southeast, averaging 50º, and with an undulating, but generally 55º azimuth. Immediately overlying the quartzite is a garnetiferous pelite, which varies from 7 m to 60 m in thickness. This generally competent and unmineralized unit contains distinctive porphyroblastic garnets and acts as a marker horizon. Overlying the garnetiferous pelite is a graphitic pelite in which the graphite content varies from 1% to 40%. The graphitic pelite is approximately 5 m wide in the southwest, increases to approximately 70 m near drill hole WR-249, and is 50 m wide at the northeast extremity. Overlying the graphitic pelite is a massive, non-graphitic, unaltered pelite unit.
Above the basement unconformity, there is a complete succession of rocks of the local Athabasca Group, with basal Read Formation and four members of the Manitou Falls Formation. The amount of topographic relief on the basement surface in the Phoenix Deposit area is unknown.
Property Geology
The major structural feature of the Phoenix Deposit is a northeast-southwest trending (55º azimuth) WS reverse fault which dips 55º to the southeast and lies within or at the base of the graphitic pelite unit along the western edge (footwall) of the quartzite ridge, which appears to have acted as a backstop for thrusting and reverse faulting. Deformation within the WS shear has occurred partly by ductile shearing, but mainly by fracturing. A progressive sequence of fracturing is evident by variations in the strike and dip of slickensides. The principle stress directions responsible for early deformation were northwest-southeast. A change in the principle stress to an east-west direction led to later strike-slip movement along the WS shear. Later extension is indicated by northwest-striking normal faults, which dip steeply to the southwest.
Within the Wheeler River area, vertical offset on the footwall of the quartzite unit can be as much as 60 m, however, in the Phoenix Deposit, known vertical displacements in the hanging wall sequence are always less than 10 m. It is reported that greater offset in the graphitic pelite unit, if it occurred, would have been destroyed by erosion prior to the deposition of the Read Formation.
Mineralization hosted in the lower 15 m of the Athabasca sandstone appears to have some relationship to the extensions of the WS shear and its various hanging wall splays; hence, movement on these faults must have continued after deposition of rocks of the MFa and probably the MFb member of the Manitou Falls Formation. The WS shear and its various interpreted hanging wall splays may have been the main conduit for the mineralizing fluids. Thus determining favourable locations along the WS shear, where zones of long-lived permeability are present, is of critical importance. Vertical offsets on the hanging wall of the quartzite unit, at its contact with the garnetiferous pelite, are unknown, because many of drill holes failed to reach the hanging wall-quartzite contact.

Based upon the limited data currently available, it appears that this structure was most active during deposition of rocks of the MFa Read Formation, although continued uplift is indicated by westward tilting of the MFc strata along the fault zone. In the nearby McArthur River deposit, these quartzite ridges are interpreted to represent compressional pop-up structures bound by outward divergent faults.
Deposit Types
The target on the Phoenix Deposit is an Athabasca Basin unconformity-type uranium deposit. Jefferson et al. (2007) offered the following definition for the geological environment of this type of mineralization.
Unconformity-associated uranium deposits are pods, veins, and semi-massive replacements consisting of mainly uraninite, close to basal unconformities, in particular those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks. Prospective basins in Canada are filled by thin, relatively flat-lying, and apparently unmetamorphosed but pervasively altered, Proterozoic (~1.8Ga to <1.55Ga), mainly fluvial, red-bed quartzose conglomerate, sandstone, and mudstone. The basement gneiss was intensely weathered and deeply eroded with variably preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks typically comprise highly metamorphosed interleaved Archean to Paleoproterozoic granitoid and supracrustal gneiss including graphitic metapelite that hosts many of the uranium deposits. The bulk of the U-Pb isochron ages on uraninite are in the range of 1,600Ma to 1,350Ma. Monometallic, generally basement-hosted uraninite fills veins, breccia fillings, and replacements in fault zones. Polymetallic, commonly subhorizontal, semi-massive replacement uraninite forms lenses just above or straddling the unconformity, with variable amounts of uranium, nickel, cobalt and arsenic; and traces of gold, platinum-group elements, copper, rare-earth elements and iron.
The uranium deposits in the Athabasca Basin occur below, across and immediately above the unconformity, which can lie within a few meters of surface at the rim of the Basin, to over a thousand meters deep near its center. The deposits formed by extensive hydrothermal systems occurring at the unconformity’s structural boundary between the older and younger rock units. Major deep-seated structures are also interpreted to have played an important role in the hydrothermal process, likely acting as conduits for hot mineralized fluids that eventually pooled and crystallized in the structural traps provided by the unconformity. One of the necessary fluids for reducing originates in the basement, and flows along basement faults. A second, oxidizing fluid originates within the Athabasca sandstone stratigraphy and migrates through the inherent porosity therein. In appropriate circumstances, these two fluids mix and precipitate uranium in a structural trap at or near the basal Athabasca-basement unconformity.
Two end-members of the deposit model have been defined. A sandstone-hosted egress-type model involved the mixing of oxidized, sandstone brine with relatively reduced fluids issuing from the basement into the sandstone. Basement-hosted, ingress-type deposits formed by fluid-rock reactions between oxidizing sandstone brine entering basement fault zones and the local wall rock. Both types of mineralization and associated host-rock alteration occurred at sites of basement—sandstone fluid interaction where a spatially stable redox gradient/front was present.
Although either type of deposit can be high grade, ranging in grade from a few percent to 20% U3O8, they are not physically large and typically occur as narrow, linear lenses at considerable depth. In plain view, the deposits can be 100 m to 150 m long and a few meters to 30 m wide and/or thick. For example, over half of the reserves at the McArthur River mine occur in a zone just 70 m long by 70 m deep by 30 m wide, situated half a kilometre below surface. Egress-type deposits tend to be polymetallic (U-Ni-Co-Cu-As) and typically follow the trace of the underlying graphitic pelites and associated faults, along the unconformity. However both the Phoenix and McArthur River deposits have very low concentrations of the accessory (polymetallic) minerals.
Unconformity-type uranium deposits are surrounded by extensive alteration envelopes. In the basement, these envelopes are generally relatively narrow but become broader where they extend upwards into the Athabasca group for tens of meters to even 100 m or more above the unconformity. Hydrothermal alteration is variously marked by chloritization, tourmalinization (high boron, dravite), hematization (several episodes), illitization, silicification/desilicification, and dolomitization. Modern exploration for these types of deposits relies heavily on deep-penetrating geophysics and down-hole geochemistry.

Exploration
During the period 1978 through 2006, the operator of the Joint Venture conducted many small regional campaigns of exploration drilling to test geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys across mineral leases that cover the Phoenix Deposit area.
Since the discovery of Key Lake in 1975-1976, the Key Lake exploration model has emphasized the geographic association between uranium deposition at, above, or below the unconformity at locations where graphitic pelite units in the basement subcropped against the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent adjoining rock types that included semipelite, psammite, meta-arkose, or granitoid gneiss. Effective and efficient use of airborne and ground EM systems was used to map moderate-to-high conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.
However, since discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized a different association of uranium mineralization and rock type. At McArthur River, one of the most significant rock types in the basement succession is a massive, homogenous, and competent quartzite. Mechanically, particularly compared to the adjacent layered members of the basement stratigraphy, the quartzite is extremely strong, and thus exerts an important control both in basement and post-Athabasca sandstone structural evolution. Both the footwall and hanging wall contacts of the quartzite unit, particularly if these contacts involve highly incompetent rocks such as graphitic pelite, even if these are quite thin, become sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and specific gravity (density) values associated with the quartzite, as well as other quartzose feldspathic rocks limits the effectiveness of airborne and ground geophysical methods in mapping these basement units overlaid by hundreds of meters of sandstone cover. Thus, borehole geochemistry and drilling are the primary exploration methods.
Between April and July 2007, Denison conducted a pole dipole-dipole array resistivity survey using Quantec’s Titan 24 DC resistivity technology as an extension of Cameco’s 2003 resistivity survey. A total of 104.9 km of survey was conducted over the North Grid, which eventually would become the critical area.
Results of the resistivity survey were very encouraging and included but not limited to:
•	A very strong resistivity high that delineated the quartzite unit.
•	Two strong resistivity lows were well defined.
•	Both resistivity lows occurred in areas where a previous drill hole had been lost in the Athabasca sandstone.
•
Well defined alteration or resistivity chimneys (alteration chimneys represent clay alteration and structural disruption above unconformity or basement-hosted mineralization) were evident in two main areas.

During the winter and spring of 2008, the North Grid resistivity survey data was reinterpreted and three drill targets in the North Grid were proposed. These targets were well defined alteration or resistivity chimneys occurring. All of them were situated close to the hanging wall of the quartzite unit in areas where previous attempts to drill ground EM conductors had failed to reach the unconformity.
The 2D inversion cross-section shows that the location of the unconformity is well constrained from numerous previous drill holes and is generally conformable with the 2,400 ohm-meter resistivity contour. There is a very distinct resistivity low that cuts up into the Athabasca sandstone immediately to the northwest of the WS ground EM conductor; this is the resistivity chimney. Targets B and C have very similar characteristics.

In the summer of 2008, the first drill hole WR-249, located 7 km northeast of the previous work in the Wheeler River area, was spotted 90 m northwest of WR-190A along the hanging wall of the quartzite ridge. WR-249 encountered strong desilicification, silicification, hydrothermal hematite, druzy quartz, and increased fracture density. The alteration became progressively more intense towards the unconformity coupled by a well-developed, grey pyrite zone, with extremely fine-grained pyrite that provided a strong visual contrast to adjoining bleached zones. At 406.65 m, the hole intersected a 2.35 m thick zone of disseminated and massive uranium mineralization with an assay grade 1.06% U3O8. Target C, located on a separate resistivity low nearly 1 km north-northeast of WR-249, was tested by drill hole WR-250. This hole was lost in overburden at 80 m and was restarted as WR-250A. Although WR-250A intersected strongly altered sandstone including intense hematization, the basement consisted of granitic pegmatites and quartzite and no mineralization was intersected.
Target B was tested by drill hole WR-251, located 600 m southwest of WR-249. WR-251 intersected similar alteration evident in WR-250A and included three mineralized zones occurring both at the unconformity and in the basement. The best intersection graded 0.775% U3O8 over 2.25 m.
Denison completed 7 diamond drill holes for a total of 2,919.5 m during the summer of 2008. During 2009, 31 diamond drill holes totalling 14,976.8 m were drilled along the Phoenix Deposit trend. During 2010, 57 diamond drill holes totalling 27,402.3 m were drilled along the Phoenix Deposit trend. The Phoenix Deposit database contains 102 drill holes totalling 48,920.4 m of diamond drilling from surface, of which 77 holes totalling 36,115.2 m delineate Zones A and B.
There are 1,498 U3O8 analyses totalling 569 m in the Phoenix Deposit (Zones A and B) — Wheeler River Project database. Of these, 1,038 U3O8 analyses totalling 385.46 m are in Zone A and 235 U3O8 analyses totalling 96.7 m are in Zone B.
Mineralization
Mineralization is monomineralic uranium as uraninite/pitchblende. Values of all accompanying metals are low, particularly in comparison with several sandstone-hosted deposits, which can have very high values for nickel, cobalt and arsenic. The Phoenix Deposit mineralization occurs at the unconformity contact between rocks of the Athabasca group and underlying lower Proterozoic Wollaston Group metasedimentary rocks.
Mineralization and alteration has been traced over a strike length of 900 m. Since the discovery hole WR-249 was drilled in 2008, 106 drill holes have reached the target depth, identifying two distinct zones (Zone A and B) of high-grade mineralization.
Alteration is classical unconformity-associated style, with a form and nature similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 m above the unconformity, and exhibit varying degrees of silicification and desilicification (which causes many technical drilling problems), as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and druzy quartz are present in the sandstone and often in the basement rocks. Alteration is focused along structures, propagating upward from the WS shear and associated splays, and probably does not exceed 100 m width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix Deposit is much more extensively bleached and clay altered than that to the southwest.
Drilling
Diamond drilling on the Phoenix Deposit is the principal method of exploration and mineralization delineation after initial geophysical surveys. Drilling can generally be conducted year round on the Phoenix Deposit. Drill holes on the Phoenix Deposit are numbered with a prefix of the project (WR) followed by the hole number, with almost all drill holes being drilled vertically or at 80 degrees from surface to the target at depth.

Delineation diamond drilling at the Phoenix Deposit was primarily NQ (47.6 mm) in holes WR-249 through WR-275 and HQ (63.5 mm) reducing down to NQ at 350 m in holes WR-276 through WR-354, with most holes penetrating into the basement. In general, drilling in the higher grade areas of Zones A and B has been conducted on a nominal drill hole grid spacing of 25 m to 50 m NE-SW by 10 m NW-SE. However, some additional infill holes were drilled primarily to test the spatial continuity of the mineralization. The most notable result from drilling to date is the intersection of 6.0 m (5.9 m true thickness) of 62.60% U3O8 in hole WR-273 and 1.5 m of 81.30% U3O8 in hole WR-305. The bulk of the flat lying high-grade mineralization is positioned at and sub parallel to the unconformity. The mineralization is primarily sandstone-hosted monomineralic uraninite, as pitchblende. Most mineralization occurs at or above the unconformity and is associated with a steeply easterly-dipping, graphitic pelite basement unit, which has a maximum thickness of 75 m. Mineralization is generally located along the eastern margin of the quartzite ridge, within 25 m of the lithological contacts of this unit. The mineralization is also directly associated with a thin, generally less than 1 m wide, graphitic structure termed the WS shear. This is the only structural control recognized to date.
Well-established drilling industry practices were used in the drilling programs, including wireline core drilling.
The collar locations of drill holes are spotted on a grid and collar sites are surveyed by differential base station GPS using the UTM NAD-83(Zone 13) reference datum.
The three-dimensional location of all the Phoenix Deposit holes is determined with a Reflex instrument in single point mode, which measures the dip and azimuth at 50 m intervals down the hole with an initial test taken 6 m below the casing and a final at the bottom. All mineralized and non-mineralized holes within the deposit are cemented from approximately 25 m below the mineralized zone to approximately 25 m above the zone.
Probing with a Mount Sopris gamma logging unit employing a triple gamma probe (2GHF-1000) was completed systematically on every drill hole. The 2GHF-1000 modified triple gamma probe measures natural gamma radiation using three different type detectors: one 0.5“x1.5” NaI crystal assembly and two Geiger Mueller (G-M) tubes installed above the NaI detector. These G-M tubes have been used successfully to determine ore grade in very high concentrations of U3O8. By utilizing three different detector sensitivities (the sensitivity of the detectors is drastically different from one detector to another), these probes can be used in exploration and production projects with a wide variation in ore grade. Accurate concentrations can be measured in uranium ore grades ranging from less than 0.1% to as high as 80% U3O8. Data is logged from all three detectors at a speed of 15 m/minute down hole and 5 m/minute up hole through the drill rods.
Gamma-ray measurements detect variations in the natural radioactivity originating from changes in concentrations of the trace elements uranium and thorium as well as changes in concentration of the major rock forming element potassium. Since the concentrations of these naturally occurring radio-elements vary between different rock types, natural gamma-ray logging provides an important tool for lithologic mapping and stratigraphic correlation. For example, in sedimentary rocks, sandstones can be easily distinguished from shales due to the low potassium content of the sandstones compared to the shales. However, the greatest value of the gamma ray log in uranium exploration is determining equivalent ore grade.
The natural gamma measurement is made when the detector, which when struck by a gamma ray emits a pulse of light. This pulse of light is then amplified by a photo multiplier tube, which outputs a current pulse. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma measurement as counts per second (“cps”) data.
The basis of the indirect uranium grade calculation (referred to as “e U3O8” for “equivalent U3O8”) is the sensitivity of the detector used in the probe which is the ratio of cps to known uranium grade and is referred to as the probe calibration factor. Each detector’s sensitivity is measured when it is first manufactured and is also periodically checked throughout the operating life of each probe against a known set of standard “test pits,” with various known grades of uranium mineralization or through empirical calculations. Application of the calibration factor, along with other correction factors, allows for immediate grade estimation in the field as each drill hole is logged.
Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of any type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector. An in-house developed computer program known as GAMLOG converts the measured counts per second of the gamma rays into an equivalent percent U3O8 (e% U3O8). GAMLOG is based on other “standard” grade calculation programs that have been developed over the years within the uranium industry using the Scott’s Algorithm developed in 1962.

Sampling Method and Approach
Diamond drilling along the deposit, an area 1 km long by 150 m wide, labelled Zone A and Zone B, has been done at a nominal drill hole fence spacing of roughly 30 m, with holes at 10 m spacing along the fences.
At each drill site, core is removed from the core barrel by the drillers and placed directly into three row NQ wooden core boxes with standard 1.5 m length (4.5 m total) or two row HQ wooden boxes with standard 1.5 m (3 m total). Individual drill runs are identified with small wooden blocks, onto which the depth in meters is recorded. Diamond drill core is transported at the end of each drill shift to an enclosed core-handling facility at the Wheeler River camp. The core handling procedures at the drill site are industry standard. Drill holes are logged at the Wheeler River camp core logging facilities with all core logging and sampling being conducted by Denison personnel.
Before samples are taken for assay, the core is photographed, descriptively logged, measured for structures, surveyed with a scintillometer, and marked for sampling. Sampling of the holes for assay is guided by the radiometric logs and readings from a hand-held scintillometer. Scintillometer readings are taken throughout the hole as part of the logging process, usually at three-meter intervals and are an average of the interval. In mineralized zones, where scintillometer readings are above five times background (approximately 500 cps depending on the scintillometer being used), readings are recorded over 10 cm intervals and tied to the run interval blocks. The scintillometer profile is then plotted on strip logs to compare and adjust the depth of the down-hole gamma logs. Core trays are marked with aluminum tags as well as felt marker.
Denison obtains assays for all the cored sections through mineralized intervals. All mineralized core is measured with a hand-held spectrometer Radiation Solutions RS-120 Spectrometer by removing each piece of drill core from the ambient background, noting the most pertinent reproducible result in counts per second (cps), and carefully returning it to its correct place in the core box. Any core registering over 500 cps is flagged for splitting and sent to the lab for assay. Early drill holes were sampled using variable intervals (0.2 m to 1.0 m), but after drill hole WR-253, were sampled using 0.5 m length. Barren samples are taken to flank both ends of mineralized intersections, with flank sample lengths at least 0.5 m on either end, but may be significantly more in areas with strong mineralization.
All cores are split with a hand splitter according to sample intervals marked on the core, which is 50 cm. One-half of the core is preserved for future reference and the other half is bagged, tagged, and sealed in a plastic bag. Bags of samples for geochemical or clay analyses are placed in large plastic pails and sealed for shipping. Bags of mineralized samples are sealed for shipping in metal or plastic pails depending on the radioactivity level.
Several types of samples are collected routinely from drill core at the Phoenix Deposit. These include:
•	systematic composite geochemical samples of both Athabasca sandstone and metamorphic basement rocks to characterize clay alteration and geochemical zoning associated with mineralization;
•	selective grab samples and split-core intervals for geochemical quantification of geologically-interesting material and mineralized material, respectively;
•	samples collected for determination of specific gravity — dry bulk density; and
•	non-geochemical samples for determination of mineralogy to assess alteration patterns, lithology types, and mineralization characteristics.
Selective samples form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the Athabasca Basin.

Denison collects a suite of samples from each drill hole for determining the content and distribution of trace elements, uranium, and clay minerals (alteration). For ICP-MS analysis from the collar to approximately 350 m, sandstone samples are taken at 10 m intervals, from 350 m to the unconformity, sandstone samples are collected on five-meter intervals. In the basement, Denison samples on five-meter intervals. For ICP-OES analysis, Denison samples on 0.5 m spacing through the mineralized zone. For the determination of clay alteration species in the sandstone column, Denison collects samples for analyses using a PIMA analyzer. Throughout the sandstone section, a 2 cm to 3 cm chip sample of core is collected every 10 m up to 350 m, then every 5 m to end of hole. Near the unconformity, the sample interval is shortened as needed. PIMA samples are also collected as needed throughout the altered basement rocks.
Prior to splitting, representative samples are selected, based on various host rocks and mineralization styles. These samples are then dried for a minimum of two to three days. Dry bulk densities are determined by the water immersion method; when weighed in water, the samples are wrapped in waterproof plastic film. Bulk densities are determined for 50 cm core lengths to correspond to the sample interval.
The mineralized zones (sandstones or basement), are moderately to strongly altered, and occasionally disrupted by fault breccias. Grade determinations in mineralized rock, relies primarily on chemical assays of drill core. Given the high rate of core recovery within the mineralized zone, chemical assays are reliable. Locally, core can be broken and blocky, but recovery is generally good with an average overall 91% recovery. Local intervals of up to 5 m with only 80% recovery have been encountered due to washouts during the drilling process. Where 20% or more of a composited interval is not recovered during drilling (core loss), or where no geochemical sampling has occurred across a mineralized interval, uranium grade determination has been supplemented by radiometric probing (gamma surveys using down-hole probing in all drill holes). The conversion coefficients for conversion of probe counts per second to %e U3O8 equivalent uranium grades are based on the calibration results obtained at the Saskatchewan Research Council (“SRC”) uranium calibration pits (sodium iodide crystal) and empirical values developed in-house for the triple-gamma probe.
The SRC down-hole probe calibration facilities are located in Saskatoon, SK. The calibration facilities test pits consist of four variably-mineralized holes. The gamma probes are tested a minimum of four times per year, usually before and after both the winter and summer field seasons.
Sample Preparation, Analyses and Security
Core from the Phoenix Deposit is photographed, logged, marked for sampling, split, bagged, and sealed for shipment by Denison personnel at their field logging facility. All samples for assay or geochemical analyses are sent to the SRC geoanalytical laboratories in Saskatoon. Samples for clay analyses are sent to Rekasa Rocks Inc., in Saskatoon. All samples for geochemical or clay analyses are shipped to Saskatoon by airfreight or ground transport. All samples for U3O8 assays are transported by land, to the SRC lab, by Denison personnel. SRC performs sample preparation on all samples submitted to them. There is no sample preparation involved for the samples sent for clay analyses.
Samples are received at the site as either dangerous goods (qualified Transport of Dangerous goods (“TDG”) personnel required) or as exclusive use only samples (no radioactivity documentation attached). On arrival, samples are assigned an SRC group number and are entered into the Laboratory Information Management System (“LIMS”).
All received sample information is verified by sample receiving personnel: sample numbers, number of pails, sample type/matrix, condition of samples, request for analysis, etc. The samples are then sorted by radioactivity level. A sample receipt and sample list is then generated and e-mailed to the appropriate authorized personnel at Denison. If there are any discrepancies between the paperwork and samples received SRC notifies Denison.
To ensure that there is no cross contamination between sandstone and basement, non-mineralized, low level, and high-level mineralized samples, they are sorted by their matrix and radioactivity level. Samples are firstly sorted in their group into matrix type (sandstone and basement/mineralized).

Then the samples are checked for their radioactivity levels. Using a Radioactivity Detector System, the samples are classified into one of the following levels:
•	“Red Line” (minimal radioactivity) <500 counts/second
•	“1 Dot” 500 – 1999 counts/second
•	“2 Dots” 2000 – 2999 counts/second
•	“3 Dots” 3000 – 3999 counts/second
•	“4 Dots” 4000 – 4999 counts/second
•	“UR” (unreadable) >5000 counts/second
The samples are then sorted into ascending sample numerical order and transferred to their matrix designated drying oven.
After the drying process is complete, “red line” and “1 dot” samples are sent for further processing (crushing and grinding) in the main Geoanalytical laboratory. This is done in the Basement preparation area. All radioactive samples at “2 dots” or higher are sent to a secure radioactive facility for the same sample preparation. Plastic snap top vials are labelled according to sample numbers and sent with the samples to the appropriate crushing room. All highly radioactive materials are kept in a radioactive bunker until they can be transported by TDG trained individuals to the radioactivity facility for processing.
Rock samples are jaw crushed to 60% at -2 mm, the samples are placed into the crusher (one at a time) and the crushed material is put through the splitter; the operator ensures the distribution of the material is even so there is no bias in the sampling. One portion of the material is placed into the plastic snap top vial and the other is put in the sample bag (reject). The first sample from each group will be checked for crushing efficiency by screening the vial of rock through a 2 mm screen. A calculation is then carried out to ensure 60% of the material is -2 mm. If the quality control check fails the crushing is redone and checked for crushing efficiency; if it still fails the quality control department is notified and corrective action taken.
The crusher, crusher catch pan, splitter, and splitter catch pan is cleaned between each sample/group using compressed air.
The reject material is returned in its original sample bag and archived in a plastic pail with the appropriate group number marked on the outside of the pail. The vials of material are then sent to grinding; each vial of material is placed in pots (6 pots per grind) and ground for two minutes. The material is then returned to the vials. The operator then shakes the vial to check the fineness of the material; they are looking for visible grains or listening to for rattling. The sample is then screened through a 106 µm sieve, using water. The sample is then dried and weighed, to pass the grinding efficiency QC there must be over 90% of the material at -106 µm. The material is then transferred to a labelled plastic snap top vial.
The pots are cleaned out with silica sand and blown out with compressed air at the start of each group. In the radioactive facility the pots are cleaned with water. Once sample pulps are generated they are then returned to the main laboratory to be chemically processed prior to analysis. All containers are identified with sample information and their radioactivity status at all times. When the preparation is completed the radioactive pulps are then returned to a secure radioactive bunker, until they can be transported back to the radioactive facility. All rejected sample material not involved in the grinding process is returned to the original sample container. All highly radioactive materials are stored in secure radioactive designated areas.
Drill core samples are collected and processed at Denison’s Wheeler River camp facility located on the property, which is off limits to outsiders. Samples are logged, split, bagged and stored in pails designed by Denison staff at the core preparation facility. Because the mineralized drill cores are classified as hazardous materials and must be regulated under transport of dangerous goods, Denison staff have been trained in the proper handling and transport of this and deliver this material from the core facility directly to the SRC facilities without outside contact, generally every two weeks.

SRC considers customer confidentially and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC geoanalytical laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.
After the analyses described above are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results.
During the fall of 2010, Denison completed a program of dry bulk density sampling from diamond drill core in order to establish bulk density estimates and the density-grade model for the Phoenix Deposit Zone A and B deposits. Samples were selected from the main mineralized zones to represent local major lithologic units, mineralization styles, and alteration types. Density estimates are used to convert estimated volume to tonnage. Density estimates can also be used to weight data points during statistical analyses and operations. For most types of mineralization, this means that samples with higher densities have greater influence on the results. Density weighting prevents grade underestimation.
Dry bulk density samples were collected from half split core, which had been previously retained in the core box after geochemical sampling. Samples were tagged and placed in sample bags on site, then shipped to the SRC in Saskatoon, Saskatchewan. As of October 2010, SRC performed density measurements utilizing the wax immersion method and assayed for uranium on a total of 56 samples.
Correlation analyses of the bulk density values against uranium grades indicate a weak-to-moderate positive correlation between density and uranium grade (U3O8%). The regression curve is relatively flat below 10% U3O8, indicating little correlation between increasing grade and increasing dry bulk density below 10% U3O8. Grades above 10% show a weak-to-moderate positive correlation between dry bulk and high-grade uranium mineralization. There are a number of strongly mineralized samples that have low dry bulk densities which results in significant scatter in dry bulk density values. The lower bulk density values associated with strong mineralized samples is attributed to the amount of clay alteration with the samples. Generally, clay alteration causes decomposition of feldspar and mafic minerals with resultant replacement by lighter clay minerals as well as loss of silica from feldspar that lowers the dry bulk density of the rock.
Resource estimates were completed using the aforementioned bulk (wax) density results. The following polynomial formula was applied to estimate mineral resources at the Phoenix Deposit.
y = 0.0007x2 + 0.0009x + 2.0815
where Y is dry bulk density (g/cm3) and X is the uranium grade in U3O8%.
In addition to the dry bulk (wax) measurements, since 2008 SRC made 317 additional specific gravity measurements using the pulp-ratio (pykonmeter) method, while Denison geologists made 173 field specific gravity (SG=relative density) measurements from split core employing a variation of the Hydrostatic Weighing (Displacement). Method to examine laboratory reproducibility and analytical drift. The SG of a sample is determined by comparing the weight of the sample in air to the weight of the sample immersed in a liquid of known density (water). The SG of the sample is based on the equation: SG = Wair/(Wair - Wwater).
Samples are first selected from across mineralized zones. In some cases, the final or “average” SG is based on a composite of one to three samples deemed representative of the material across the mineralized interval. Samples were then placed in an air tight sealed bag and weighed in air (dry). The sealed bag was than immersed in a 5-gallon water filled bucket and the samples were reweighed (wet).

Repeated testing under nominally identical conditions also shows there is considerable variability in measured material densities between the SRC pulp ratio and Denison field SG values. These specimen-to-specimen differences are real and result from uncontrollable and sometimes immeasurable deviations in field processing and/or material characteristics such as chemistry and microstructure.
The reason for the variation in results is due to the porosity of the rock samples and the open and closed pores within the rock. The wax method seals the rock therefore air will remain within the sample. Open pores on the surface of the sample may be filled with wax therefore the air is removed, however closed pores will have air trapped. The pulp method breaks down the pores, therefore water fills any voids in the sample. Density, volume, and porosity are physical characteristics of solid materials that can be determined by a variety of experimental techniques. However, the value obtained is very likely to be dependent on the technique. This is largely because of the way the measurement technique treats volume in respect to the degree of exclusion of void spaces associated with the sample material.
For these reasons both the pulp-ratio and specific gravity measurements were ignored for this resource evaluation
Data Verification
In order to verify that the data in the Phoenix Deposit database was acceptable for the mineral resource estimate, a review of the transfer of data from logging through to the final database was completed. The assay data file supplied to Denison was reviewed against assay data obtained directly from SRC. The data files supplied by Denison were comprised of 106 drill holes for the Phoenix Deposit that included:
•	Drill hole collar position data (electronic format)
•	Downhole in-hole survey data (hard copy and electronic format)
•	Sample assays (electronic format)
•	Downhole lithology data (electronic format)
•	Structure interpretation (electronic format)
Electronic format indicates that the data was supplied in .xls, .txt or .dxf formatted files.
Denison QA/QC Program
Denison has developed Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration projects operated by Denison.
The following details the protocols used by all Denison staff and consultants. The use of very large historic databases, and ongoing compilation and evaluation, allows Denison to target both reconnaissance and detail follow up targets on many of its projects. Differential Global Positional System (“GPS”) locates selected control points on historic and newly cut grids. Diamond drill holes are initially located with respect to local grid coordinates, and are located post-drilling by differential GPS. This GPS allows definition of the surface elevation control, which is critical in location of any unconformity offsets. Denison also collects down hole spatial data that allows determination of the true position of the drill hole, as the azimuth and dip down the hole often varies from that at the collar of the hole.

Denison collects several types of down-hole geochemical data during drilling operations, as follows:
•
Regular samples are taken for clay analysis by (PIMA) spectrometer. The speciation of clays determined by this method helps to characterize proximity to mineralized alteration zones at the unconformity. Less than 10 cm3 of sample is collected for this work.

•
Regular samples of core are taken for multi-element geochemical analysis to determine background levels of 53 elements; elevated concentrations of certain elements can then aid in geologic evaluation of the hole. Three selected samples of less than 10 cm3 are composited to make up this sample.

•
Selected samples of drill core are sampled based on radiometric data collected during core logging and on the local geology in the hole. This radiometric data is obtained by using a hand held scintillometer. The scintillometer does not allow quantification of grades, but it does help to identify mineralization and therefore guide sample selection for further geochemical analysis and assay. These samples are selected for geochemical analysis and are generally less than 10 cm.

•
Following completion of drilling, the hole is flushed with water for an hour to remove any material from the bottom of the hole, and then a radiometric probe is lowered through the rods to within 10 m of the bottom of the hole. Readings are taken both on the way down and on the way up. Probe results are presented as “grade equivalent” e% U3O8. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison further calibrates the probes by developing a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Phoenix Deposit, different sensors are used depending on the observed grade of mineralization at the unconformity as the standard sensors generally become saturated at grades above 20% U3O8.

•
Assay data is collected where the geologist suspects, based on alteration, geology, scintillometer and probe results, that the grade of a sample could be greater than 0.05% U3O8. The start and end points of the sample are marked; Denison strives to keep a constant 0.5 m sample interval. Flank samples are taken above and below the suspected mineralized interval to geochemically constrain this mineralization. These samples are split longitudinally with a mechanical splitter, and half of the core is archived. The sample is placed in individual plastic bags, a sample tag is placed in the bag and sealed, a corresponding tag is stapled to the core box where the core was removed, and the samples are collected in five-gallon pails for shipment to the analytical lab.

•
Once the diamond drill core is geologically logged but before sampling, the core is photographed, labelled with aluminum tags, and all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future. High-grade core, which could be a health hazard, is stored in a locked and secured seacan.

•	Sample pails containing material for clay analysis (PIMA) are transported to Saskatoon to a contractor specializing in determination of clay-altered sandstones.
Drill Hole Database Check
In preparing the Wheeler River Technical Report, audits were conducted of historic records to assure that the grade, thickness, elevation, and location of uranium mineralization used in preparing the current uranium resource estimate correspond to mineralization. The quality control measures and the data verification procedures included the following:
•
Surveyed drill hole collar coordinates and drill-hole deviations were entered in the database, displayed in plan views and sections and drill collar coordinates were visually compared to the actual locations of the holes.

•
Core logging information was visually validated on plan views and sections and verified against photographs of the core or the core itself when questions were raised during the geological interpretation process.

•	Downhole radiometric probing results were compared with radioactivity measurements made on the core and drilling depth measurements.
•	The uranium grade based on radiometric probing was validated with sample assay results.
•	The information in the database was compared against assay certificates and original probing data files.
The resource database was reviewed and verified as follows: the August 2010 site visit, a series of digital queries, checks of laboratory certificates, and review of Denison’s QA/QC Best Practice Manuals. The drill hole database has been verified on multiple occasions by Denison geologists and external consultants. The resource database is considered adequate to prepare a Mineral Resource estimate.
Processes for Determining Uranium Content by Gamma Logging
A secondary method of collecting formation data is through extensive use of downhole geophysical probes. The downhole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation, which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer that stores the raw gamma cps data.
Down hole counts per second (cps) data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of any type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector. Grades were calculated from corrected counts data using a proprietary software program based on the Scott’s 1962 algorithm.
External Laboratory Check Analysis
In addition to the above QA/QC described above, Denison sends one in every 25 samples to the SRC’s Delayed Neutron Counting (“DNC”) laboratory, a separate lab facility located at SRC Analytical Laboratories, 422 Downey Road, Saskatoon, Saskatchewan to compare the values using two different methods, for two separate labs.
The DNC method is specific for uranium and no other elements are analyzed by this technique. The DNC system detects neutrons emitted by the fission of U-235 in the sample, and the instrument response is compared to the response from known reference materials to determine the concentration of uranium in the sample. In order for the analysis to work, the uranium must be in its natural isotopic ratio. Enriched or depleted uranium cannot be analyzed accurately by DNC.
Per SRC (2009) documents, the method summary for the DNC technique is as follows. Samples have been previously prepared as pulps for ICP Total Digestion and the pulps are used for the DNC analysis. The pulps are irradiated in a Slowpoke 2 nuclear reactor for a given period of time. After irradiation, the samples are pneumatically transferred to a counting system equipped with 6 helium-3 detectors. After a suitable delay period, neutrons emanating from the sample are counted. The proportion of delayed neutrons emitted is related to the uranium concentration. For low concentrations of uranium, a minimum of 1 gram of sample is preferred, and larger sample sizes (2 g to 5 g) will improve precision. Several blanks and certified uranium ore standards are analyzed to establish the instrument calibration. In addition, control samples are analyzed with each batch of samples to monitor the stability of the calibration. At least one in every 10 samples is analyzed in duplicate. The results of the instrument calibration, blanks, control samples and duplicates must be within specified limits otherwise corrective action is required.

Analysis for uranium by DNC incorporates four separate flux/site conditions of varying sensitivity to produce an effective range of analysis from 0-150,000 ug uranium per capsule (samples of up to 90% uranium can be analyzed by weighing a fraction of a gram to ensure that there is no more than 150,000 ug uranium in the capsule). Each condition is calibrated using between three and seven reference materials. For each condition, one of these materials is designated as a calibration check sample. As well, there is an independent control sample for each condition.
There are 48 assay pairs that used both ICP-OES Total Digestion and the DNC assay technique. DNC technique is not used in any estimation but as a check between assay techniques and labs.
Mineral Resource and Mineral Reserve Estimates
Mineral Resources Reported by Denison
The mineral resources at Phoenix were estimated by Denison based on 100 surface drill holes of which 64 intercepted mineralization and were audited by SRK. SRK has audited the indicated and inferred mineral resources delineated in the table below for the Phoenix Deposit. The resource estimates are reported as calculated using inverse distance squared. Average grade in the table is tonne weighted.
Indicated and Inferred Resource for the Phoenix Deposit(1)(2)(3)(4)(5)

		Tonnes	Lbs U3O8	Avg. Grade
	Classification	(000’s)	(000’s)	(%U3O8)
Zone A	Indicated	89.9	35,638	18.0
Zone B	Inferred	23.8	3,811	7.3

Notes:

(1)	Denison’s share is 60% of total Mineral Resources.

(2)
Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It can not be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher classification.

(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. No Mineral Reserves have as yet been defined.

(4)	Cut-off grade 0.8% U3O8.

(5)	Mineral Resources were estimated with no allowance for mining dilution, mining recovery or process recovery.
Drillhole Database
A mineralized domain located adjacent to the regional unconformity was intersected by 100 diamond drill holes and has delineated two zones of elevated uranium values; Zone A and Zone B. Zone A occupies the northeastern extension of the zone which strikes 52 degrees azimuth. Zone B occupies the southwestern extension of the mineralized zone.
One hundred surface diamond drillholes were drilled on NW-SE oriented sections averaging 27 m apart (parallel to strike) for Zone A and 32 m apart (parallel to strike) for Zone B. Each fence typically consisted of two drill holes which were targeted to intercept the mineralized zone at the unconformity. Later, infill drilling along the fences brought the total drillholes per fence to three or four drill holes averaging 12 m apart (perpendicular to strike) for Zone A and 14 m apart (perpendicular to strike) for Zone B.
Cutting High Grade Values
Capping or cutting of high grade samples is sometimes warranted for mineral resource estimation for scenarios when a few extreme high grade outliers may have an undue influence on the estimation process producing an overestimation of the mineral resource. Although the Phoenix Deposit is considered a high grade uranium deposit, adequate sample support and distribution of high grade values through the full grade spectrum precluded the requirement to impose high grade capping. However, the influence of high grade values was restricted during the block estimation process and is discussed in the following sections.

Classification
The resource at Phoenix is classified as both Indicated and Inferred. These factors have contributed to the classification:
•	The density of the drilling.
•	The method of collection and subsequent analysis of the density data for this type (Uranium) of mineralized material.
•	The prevalence of this type of deposit in this area of the Athabasca Basin.
•	The deposit is flanked by Key Lake to the south and McArthur River to the north.
•	The amount of assay data collected throughout the deposit.
•	Consideration of the number of well informed blocks with respect to number of samples and number of drillholes employed during estimation.
An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Zone A would appear to represent a zone of continuous mineralization. The density of drilling and the abundance of well informed blocks (greater than 98% of blocks in Zone A were estimated) supports Zone A to be classified as indicated. Zone A represents a significant deposit of uranium and the quality and quantity of its contents, as estimated in the report, may be used effectively to determine the significance of its economic viability.
An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Zone B would appear to represent a zone of continuous mineralization. However, the density of drilling needs to be increased to more accurately assess the economic potential of the zone. To retain objectivity, both zones at the Phoenix Deposit were estimated using the same numeric parameters. Due to the restrictions imposed on the grade estimation of individual blocks, 12% of the blocks in Zone B were not estimated. Though the continuous nature of the mineralization in Zone B is evident, the failure of the estimation process to satisfy the minimum requirements imposed by the estimation parameters creates a “lack of information” (well informed blocks) in the results of the resource calculation and requires Zone B be classified as inferred.
The Offering
On December 9, 2010, Denison completed the Offering. Pursuant to the Offering, Denison issued 25,000,000 Special Warrants at a price of $2.45 per Special Warrant and 1,400,000 FT Special Warrants at a price of $3.00 per FT Special Warrant for gross aggregate proceeds of $65,450,000.
Pursuant to the Underwriting Agreement, Denison has agreed with the Underwriters to use its reasonable best efforts to obtain a Final Receipt from the OSC for a prospectus to qualify the distribution of the Underlying Shares on or before December 31, 2010 (the “Qualification Deadline”). Until the Final Receipt is issued for this short form prospectus, the Special Warrants and FT Special Warrants as well as the Special Warrant Shares and FT Shares issuable upon exercise thereof will be subject to a hold period of four months from the Closing Date under applicable Canadian securities laws.

Pursuant to an existing strategic relationship agreement dated June 15, 2009 (the “Strategic Relationship Agreement”) among Denison, its largest shareholder Korea Electric Power Corporation (“KEPCO”) and a subsidiary of KEPCO, in the case of an equity financing by Denison that raises $10 million or more (which would include the Offering), KEPCO was entitled (but was not required) to subscribe for additional Common Shares in an amount that would allow it to maintain its existing shareholding level in Denison. KEPCO currently holds approximately 17.1% of the outstanding Common Shares. KEPCO has notified Denison that it will not be subscribing for additional Common Shares under this right. As a result, upon the deemed exercise of the Special Warrants and the FT Special Warrants, KEPCO’s shareholding in Denison will be reduced to approximately 15.8%.
DESCRIPTION OF SECURITIES
Denison is authorized to issue an unlimited number of Common Shares. As at December 15, 2010 there were 339,761,665 Common Shares issued and outstanding. In addition, Denison has issued the Offered Securities and the 2006 Warrants (as defined below).
On the third business day following the receipt from the OSC of a Final Receipt for this short form prospectus, all Special Warrants and FT Special Warrants will be deemed to have been exercised and will cease to be outstanding. For a description of the terms of the Offered Securities, see “Plan of Distribution”.
The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the 2006 Warrants.
Common Shares
The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Board of Directors of Denison declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.
Common Share Purchase Warrants
On March 1, 2006, DMI issued 2,225,000 common share purchase warrants (the “2006 Warrants”). The 2006 Warrants expire on March 1, 2011. Each 2006 Warrant entitles the holder to acquire one common share of DMI at a price of $30.00. As part of the DMI Arrangement, Denison agreed to assume the obligations relating to the 2006 Warrants and to issue common shares of Denison to holders upon exercise. Accordingly, effective December 1, 2006, each of the 2006 Warrant entitles the holder to acquire 2.88 common shares of Denison at a price of $30.00. As at December 15, 2010, there were 2,225,000 2006 Warrants outstanding which are exercisable into 6,408,000 common shares.
CONSOLIDATED CAPITALIZATION
As of December 15, 2010, and prior to the issue of any Underlying Shares, a total of 339,761,665 Common Shares are issued and outstanding. After the issuance of the Underlying Shares, Denison will have 366,161,665 Common Shares issued and outstanding (368,661,665 Common Shares in the event the Penalty Shares are issued).
Other than with respect to the issuance of the Offered Securities, since September 30, 2010 there have been no material changes to Denison’s share and loan capital on a consolidated basis.

PRIOR SALES
During the 12-month period leading up to the filing of this short form prospectus, the only other issuances of Common Shares by Denison were the issuances of the following Common Shares upon the exercise of stock options by the holders thereof:

Date of Transaction	Number of Shares Issued	Exercise Price
November 30, 2010	12,500	$2.04
November 30, 2010	10,000	$2.04
December 1, 2010	1,250	$2.04
December 2, 2010	7,500	$2.04
December 3, 2010	2,500	$2.04
December 15, 2010	7,500	$2.04
PRICE RANGE AND TRADING VOLUME OF SECURITIES
The Common Shares are listed and posted for trading on the TSX under the symbol “DML”. The following table sets forth certain trading information in respect of the common shares from December 2009 to December 15, 2010 as reported by the TSX (according to Bloomberg):

Month	Price Range (C$)	Trading Volume
2009
December	$1.17 - $1.47	26,571,173
2010
January	$1.32 - $1.71	33,320,436
February	$1.31 - $1.56	8,619,357
March	$1.37 - $1.69	13,816,815
April	$1.46 - $1.78	25,390,565
May	$1.28 - $1.65	15,041,244
June	$1.25 - $1.44	7,579,687
July	$1.15 - $1.67	26,722,633
August	$1.40 - $1.60	10,135,853
September	$1.45 - $1.83	19,944,065
October	$1.68 - $2.28	47,259,881
November	$2.16 - $3.38	102,704,555
December 1 - 15	$3.19 - $3.65	48,258,856
On December 15, 2010, the last trading day prior to the filing of this short form prospectus, the closing price of the common shares on the TSX was $3.27.
The 2006 Warrants are listed and posted for trading on the TSX. The trading symbol for the 2006 Warrants on the TSX is “DML.WT.A”. The following table sets forth certain trading information in respect of the 2006 Warrants from December 2009 to December 15, 2010 (according to Bloomberg):

Month	Price Range (C$)	Trading Volume
2009
December	$0.15 - $0.25	38,006
2010
January	$0.16 - $0.285	42,300
February	$0.24 - $0.26	5,400
March	$0.105 - $0.185	62,100
April	$0.11 - $0.165	33,600
May	$0.11 - $0.15	13,300
June	No trading	No trading
July	$0.10 - $0.16	38,470
August	$0.10 - $0.14	23,900
September	$0.10	8,500
October	$0.08 - $0.085	12,000
November	$0.08 - $0.21	323,450
December 1 - 15	$0.025 - $0.08	585,495

USE OF PROCEEDS
The net proceeds received by Denison, after deducting the estimated expenses of the Offering and the qualification of the Underlying Shares of $500,000 and the Underwriters’ fee of $3,272,500, was approximately $61,677,500.
Denison plans to use the net proceeds of the offering of the Special Warrants for the exploration and development of Denison’s uranium properties, including the McClean Lake, Midwest, Gurvan Saihan Joint Venture, Mutanga and Pinenut projects, and for general working capital purposes. The specific amounts to be spent on each of the projects described above has not been determined by Denison at this time.
The proceeds from the issuance of the Flow Through Special Warrants will be used to incur eligible Canadian exploration expenses that qualify as Canadian exploration expenses and “flow-through mining expenditures” for purposes of the Tax Act and which will be renounced in favour of the holders with an effective date of no later than December 31, 2010.
PLAN OF DISTRIBUTION
This short form prospectus is being filed in the Offering Jurisdictions to qualify the distribution of 25,000,000 Special Warrant Shares issuable upon the exercise or deemed exercise of 25,000,000 Special Warrants and 1,400,000 FT Shares issuable upon the exercise or deemed exercise of 1,400,000 FT Special Warrants.
Pursuant to the Underwriting Agreement, Denison agreed to sell and the Underwriters, severally, agreed to purchase, or find substituted purchasers for, 25,000,000 Special Warrants at the SW Issue Price and to offer, on a best efforts basis, 1,400,000 FT Special Warrants at the FT SW Issue Price. The closing of the Offering took place on the Closing Date and the consideration was paid against delivery of certificates representing the Special Warrants and FT Special Warrants.
Denison paid to the Underwriters a Commission equal to 5.0% of the gross proceeds of the Offering, being $3,272,500.
The SW Issue Price and the FT SW Issue Price were determined by negotiation between Denison, GMP and Scotia.
Denison has agreed to use its reasonable best efforts to: (i) file a preliminary short form prospectus qualifying the distribution of the Underlying Shares in each of the Offering Jurisdictions; (ii) resolve all comments received or deficiencies raised by the securities commissions or securities regulatory authorities (the “Commissions”) in the Offering Jurisdictions as expeditiously as possible; and (iii) file a final short form prospectus and obtain the Final Receipt as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than 5:00 p.m. (Toronto time) on the Qualification Deadline.
Special Warrants and FT Special Warrants that have not been previously exercised will be deemed to be exercised on behalf of, and without any action required on the part of, the holder thereof immediately prior to the Time of Expiry. In the event that the Final Receipt is not obtained prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.1 Special Warrant Shares (in lieu of one Special Warrant Share). This short form prospectus also qualifies the distribution of any Penalty Shares issuable on the exercise or deemed exercise of the Special Warrants. For the purposes hereof, “Special Warrant Shares” includes, as applicable, the Penalty Shares. For greater certainty, no Penalty Shares are issuable in connection with the FT Special Warrants.

Denison has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to Denison by the Underwriters pursuant to the Underwriting Agreement. Denison has also agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters did not receive any other fee or commission from Denison in connection with the completion of the Offering and will not receive any fee or commission in respect of the issuance of the Special Warrant Shares and the FT Shares.
Special Warrants
The Special Warrants were issued pursuant to and are governed by and subject to the terms and conditions of the Special Warrant Indenture. The Special Warrant Indenture provides, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one Special Warrant Share for each Special Warrant held, at any time prior to the Time of Expiry.
Special Warrants that have not been previously exercised will be deemed to be exercised on behalf of, and without any action required on the part of, the holder thereof immediately prior to the Time of Expiry. In the event that the Final Receipt is not obtained prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.1 Special Warrant Shares (in lieu of one Special Warrant Share). This short form prospectus also qualifies the distribution of the Penalty Shares that may be issued on the exercise or deemed exercise of the Special Warrants following the Qualification Deadline.
In the event that a holder of Special Warrants exercises such Special Warrants prior to the earlier of (i) the date that the Final Receipt is received by Denison, or (ii) April 10, 2011, the Special Warrant Shares and, if applicable, the Penalty Shares issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.
No fractional Special Warrant Shares will be issued upon the exercise or deemed exercise of the Special Warrants and holders of the Special Warrants will not have any rights as shareholders of Denison.
In addition, the Special Warrant Indenture provides for and contains provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the amalgamation, merger or corporate reorganization of Denison or a rights offering.
The rights of holders of Special Warrants may be modified. The Special Warrant Indenture provides for meetings by holders of Special Warrants and the passing of resolutions by such holders which are binding on all holders of Special Warrants.
The Warrant Agent and Denison may supplement the Special Warrant Indenture for certain limited purposes pursuant to the terms of the Special Warrant Indenture. Additionally, they may make any changes or corrections to the Special Warrant Indenture that are required for the purpose of rectifying any ambiguity or defective provision or clerical omission or mistake or manifest or other error contained therein provided that, in the opinion of counsel to the Warrant Agent or Denison, the rights of the holders of the Special Warrants are not prejudiced thereby.
The Underlying Shares offered hereby have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, the Underlying Shares may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The Underlying Shares will be issued pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(9) thereof and similar exemptions under applicable state securities laws.
Denison has designated the Warrant Agent at its office in Toronto, Ontario as Warrant Agent for the Special Warrants, where the Special Warrants may be surrendered for exercise, exchange or replacement.

The foregoing is a summary only of the terms of the Special Warrants and is qualified by the more detailed provisions of the Special Warrant Indenture. Special Warrant holders may obtain a copy of the Special Warrant Indenture upon request from Denison. The Special Warrant Indenture is also available for review on the SEDAR website located at www.sedar.com under Denison’s profile.
FT Special Warrants
The FT Special Warrants were issued pursuant to and are governed by and subject to the terms and conditions of the provisions of the FT Special Warrant Indenture. The FT Special Warrant Indenture provides, among other things, that the holders of FT Special Warrants will be entitled to receive, upon exercise or deemed exercise of the FT Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one FT Share.
Denison has agreed to use its reasonable best efforts to: (i) file a preliminary short form prospectus qualifying the distribution of the FT Shares issuable upon exercise or deemed exercise of the FT Special Warrants in the Offering Jurisdictions; (ii) resolve all comments received or deficiencies raised by the Commissions as expeditiously as possible; and (iii) file a (final) short form prospectus and obtain the Final Receipt as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than the Qualification Deadline.
FT Special Warrants that have not been previously exercised will be deemed to be exercised on behalf of, and without any action required on the part of, the holder thereof immediately prior to the Time of Expiry. Unlike the treatment of the Special Warrants, no Penalty Shares will be issuable upon the exercise of the FT Special Warrants in the event that the Final Receipt is not obtained prior to the Qualification Deadline.
In the event that a holder of FT Special Warrants exercises such FT Special Warrants prior to the earlier of (i) the date that the Final Receipt is received by Denison or (ii) April 10, 2011, the FT Shares issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.
No fractional FT Shares will be issued upon the exercise or deemed exercise of the FT Special Warrants and holders of the FT Special Warrants will not have any rights as shareholders of Denison.
In addition, the FT Special Warrant Indenture provides for and contains provisions designed to protect the holders of the FT Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the amalgamation, merger or corporate reorganization of Denison or a rights offering.
The rights of holders of FT Special Warrants may be modified. The FT Special Warrant Indenture provides for meetings by holders of FT Special Warrants and the passing of resolutions by such holders which are binding on all holders of FT Special Warrants.
The Warrant Agent and Denison may supplement the FT Special Warrant Indenture for certain limited purposes pursuant to the terms of the FT Special Warrant Indenture. Additionally, they may make any changes or corrections to the FT Special Warrant Indenture that are required for the purpose of rectifying any ambiguity or defective provision or clerical omission or mistake or manifest or other error contained therein provided that, in the opinion of counsel to the Warrant Agent or Denison, the rights of the holders of the FT Special Warrants are not prejudiced thereby.
Denison has designated the Warrant Agent at its office in Toronto, Ontario as Warrant Agent for the FT Special Warrants, where the FT Special Warrants may be surrendered for exercise, exchange or replacement.
The foregoing is a summary only of the terms of the FT Special Warrants and is qualified by the more detailed provisions of the FT Special Warrant Indenture. FT Special Warrant holders may obtain a copy of the FT Special Warrant Indenture upon request from Denison. The FT Special Warrant Indenture is also available for review on the SEDAR website located at www.sedar.com under Denison’s profile.

Common Shares
Denison has agreed that it will not, without the prior consent of the Underwriters, which consent may not be unreasonably withheld, offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Common Shares or any securities convertible or exchangeable into Common Shares (other than pursuant to Denison’s stock option plan, the 2006 Warrants or the Special Warrants), at any time prior to 120 days after the closing of the Offering.
The Common Shares are currently listed on the TSX under the symbol “DML” and on the AMEX under the symbol “DNN”. The TSX and the AMEX have conditionally approved the listing of the Underlying Shares issuable upon exercise of the Special Warrants. Listing of the Underlying Shares will be subject to Denison fulfilling all of the listing requirements of the TSX prior to December 31, 2010 and to Denison fulfilling all of the listing requirements of the AMEX. On November 17, 2010, the last trading day before the announcement of the Offering, the closing prices of the Common Shares on the TSX was $2.53 and on the AMEX was US$2.48. On December 15, 2010, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares of the on the TSX was $3.27 and on the AMEX was US$3.23.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Blake, Cassels & Graydon LLP, counsel to Denison, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Underlying Shares by holders of Offered Securities who acquire Underlying Shares pursuant to the terms of the Offered Securities. This summary is applicable to a holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds the Offered Securities and Underlying Securities, as the case may be, as capital property, and deals at arm’s length and is not affiliated with Denison. The Offered Securities and Underlying Shares will generally be considered capital property to a holder unless either the holder holds such securities in the course of carrying on a business of buying and selling securities or the holder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Special Warrant Shares as capital property may, in certain circumstances, be entitled to have such securities (and all other “Canadian securities” as defined in the Tax Act) treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such election is not available with respect to the Offered Securities or FT Shares. Holders should consult their own tax advisors regarding this election.
This summary is not applicable to a holder (i) that is a “financial institution”, for purposes of the mark-to-market rules, (ii), that is a “specified financial institution”, (iii) that is a partnership or trust; (iv) an interest in which would be a “tax shelter investment”, (v) to whom the “functional currency” reporting rules apply and whose functional currency for purposes of the Tax Act is the currency of a country other than Canada; (vi) that is a “principal — business corporation” or (vii) whose business includes trading or dealing in rights, licences or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons, all within the meaning of the Tax Act. Such holders should consult their own tax advisors.
This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. This summary assumes that the Proposals will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or regulatory decision or action, nor does it take into account any provincial, territorial or foreign income tax considerations. No assurances can be given that any Proposals will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

The portions of this summary relating to the FT Special Warrants also assume that Denison will make all filings in respect of the issue of the FT Special Warrants and the renunciation of “Canadian exploration expenses” (“CEE”) as defined for purposes of the Tax Act in the manner and within the time required by the Tax Act and the Regulations and that all renunciations will be validly made. In addition, while Denison will furnish each initial subscriber of FT Special Warrants with information relevant to the investor’s Canadian federal and provincial tax returns, the preparation and filing of such returns will remain the responsibility of each investor. The portions of this summary relating to the FT Special Warrants are based upon a representation by Denison that it will be a “principal-business corporation” at all material times and that the FT Special Warrants, when issued, will not be “prescribed rights” or “prescribed shares” for purposes of the definition of “flow-through share”, all within the meaning of the Tax Act and the Regulations. This summary also assumes that all expenses herein discussed are reasonable. No opinion is expressed regarding any of the assumptions made in this discussion of income tax considerations.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Securities and Underlying Shares. Moreover, the income and other tax consequences of acquiring, holding and disposing of Underlying Shares will vary according to the status of the holder, the province or provinces in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Holders of Offered Securities should consult their own tax advisors with respect to the income tax consequences of acquiring, holding and disposing of Underlying Shares, based on the holder’s particular circumstances.
Exercise of Offered Securities
No gain or loss will be realized by a holder upon the exercise or deemed exercise of a Special Warrant or an FT Special Warrant.
The initial cost to a holder of a Special Warrant Share acquired upon the exercise of a Special Warrant will generally be equal to the adjusted cost base to the Holder of the Special Warrant.
The initial cost to a holder of an FT Special Warrant (and, therefore, the FT Share acquired upon the exercise of an FT Special Warrant) for the purposes of the Tax Act is deemed to be nil.
The cost to a holder of the Underlying Shares acquired upon the exercise of the Offered Securities, must be averaged with the adjusted cost base (determined immediately before the exercise of the Offered Securities) of all other Common Shares held by the holder as capital property at the time of the exercise of the Offered Securities to determine the holder’s adjusted cost base of all such Common Shares held.
Renunciation of CEE in Respect of FT Special Warrants
Subject to certain limitations and restrictions contained in the Tax Act, a “principal-business corporation” (as defined in the Tax Act) that incurs CEE pursuant to an agreement for the issue of its “flow-through shares” (as defined in the Tax Act and which includes the FT Special Warrants) will be entitled to renounce such CEE to the initial holder and the CEE so renounced will be deemed to be CEE incurred by such holder on the effective date of the renunciation.
The Tax Act also contains a one-year “look-back” rule which, if certain conditions are satisfied, entitles Denison to renounce CEE incurred (or deemed to be incurred) by it in 2011 to FT Special Warrant subscribers effective on December 31, 2010. For this rule to apply in respect of CEE incurred in 2011, the subscriber must have paid the consideration in money for the FT Special Warrant, and a subscription agreement must have been entered into during 2010. In the event that Denison does not fully expend on CEE the amounts renounced under the one year “look-back” rule by the end of 2011, Denison will be required to reduce the amount of CEE renounced to the subscribers and the subscribers’ income tax returns for the years in which the CEE was claimed will be reassessed accordingly. The initial holder of an FT Special Warrant would not generally be subject to any penalties for any such reassessment and would not be subject to any interest charges for any additional taxes payable if such taxes were paid by the holder on or prior to April 30, 2012.
Denison has undertaken to incur (or be deemed to have incurred) sufficient CEE prior to December 31, 2011 so as to enable Denison to renounce in favour of the subscribers for FT Special Warrants an amount equal to the gross proceeds derived from the issuance of the FT Special Warrants.

Renounced CEE deemed to have been incurred by a holder will be added to the cumulative CEE (“CCEE”) account of such holder. A holder may deduct in computing income from all sources for a taxation year such amount as may be claimed not exceeding 100% of the balance in the holder’s CCEE account at the end of a taxation year. To the extent that a holder does not deduct the balance of the holder’s CCEE account at the end of a taxation year, the balance will be carried forward and may be deducted by the holder in subsequent taxation years in accordance with the provisions of the Tax Act. The CCEE account of a holder is reduced by the amount deducted by him in prior years and by the amount of any assistance, including grants, that the holder receives or is entitled to receive in respect of CEE included in the CCEE account. If the balance of the holder’s CCEE account is “negative” at the end of a taxation year, which may occur if the holder receives or becomes entitled to receive assistance payments which relate to CCEE incurred in a prior year or if there are other adjustments to that CCEE account (such as investment tax credits from the proceeding taxation year), the “negative” amount must be included in the holder’s income for that taxation year, and the balance of the holder’s CCEE account then becomes nil.
Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and on certain reorganizations of a corporate investor. Corporate investors should consult their own tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.
The right to deduct CCEE accrues to the initial subscriber of the FT Special Warrants and is not transferable. If a holder purchased FT Special Warrants through a registered retirement savings plan or other Deferred Plan, the tax benefits of the CEE will not be available for deduction against such holder’s income.
Dispositions of Underlying Shares
In general, a holder of an Underlying Share will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such share, equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to the holder.
A holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition and must deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition. To the extent that allowable capital losses exceed taxable capital gains in any particular taxation year, the amount of such excess may be applied to reduce net taxable gains realized in the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.
In general, in the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Underlying Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances described in the Tax Act. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Underlying Shares.
A “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income”. For this purpose, investment income will include taxable capital gains.
One-half of the amount of the CEE renounced to an FT Special Warrant subscriber will be added to the investor’s cumulative net investment loss (“CNIL”) account, within the meaning of the Tax Act. An investor’s CNIL account may impact a holder’s ability to access the $750,000 lifetime capital gains exemption available on the disposition of certain qualifying business corporation shares, farm property and fishing property.

Dividends on Underlying Shares
Dividends received or deemed to be received on the Underlying Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where Denison provides notice designating the dividend as an “eligible dividend”. A holder that is a corporation will include dividends received or deemed to be received on the Underlying Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.
Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Underlying Shares to the extent that such dividends are deductible in computing taxable income.
Alternative Minimum Tax
Under the Tax Act, taxes payable by an individual and by most trusts will be the greater of the taxes otherwise determined and an alternative minimum tax computed by reference to such individual’s adjusted taxable income for the taxation year in excess of a $40,000 exemption and reduced by certain tax credits. In calculating adjusted taxable income for the purpose of computing the minimum tax, certain deductions and credits otherwise available are disallowed and certain amounts not otherwise included in income are included. The disallowed items include deductions claimed by the individual in respect of CEE in a particular taxation year to the extent such deductions exceed the individual’s resource income (including income attributable to a disposition of Canadian resource properties) in that year. Capital gains realized by an individual and dividends received may give rise to a liability for alternative minimum tax. Whether and to what extent the tax liability of a particular holder will be increased by the alternative minimum tax will depend on the amount of such holder’s income, the sources from which it is derived, and the nature and amounts of any deductions such holder claims.
Any additional tax payable by an individual for the taxation year resulting from the application of the alternative minimum tax will be deductible in any of the seven immediately following taxation years in computing the amount that would, but for the alternative minimum tax, be such individual’s tax otherwise payable for any such year to the extent that such tax payable exceeds the individual’s alternative minimum tax calculation for that particular year.
RELATIONSHIP BETWEEN DENISON AND AN UNDERWRITER
Scotia is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to Denison in respect of its credit facility. As a result, Denison may be considered to be a “connected issuer” of this Underwriter under applicable Canadian securities laws. As of December 15, 2010, Denison had no outstanding indebtedness under the Credit Facility. Denison is in compliance with all material terms of the agreements governing the Credit Facility. As of such date, Denison is using approximately $9,698,000 under the Credit Facility as collateral for certain letters of credit. See “Use of Proceeds”.
The decision to distribute the Common Shares offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Denison, GMP and Scotia. The Bank of Nova Scotia did not have any involvement in such decision or determination but has been advised of the Offering and its terms. As a consequence of the Offering, Scotia will receive its share of the Underwriters’ Fee.
RISK FACTORS
An investment in the Common Shares is highly speculative and subject to a number of risks. Prospective investors in the Common Shares should carefully consider the information described in this short form prospectus as well as information under the heading “Risk Factors” in the AIF, which is incorporated herein by reference. These risk factors, together with all other information included or incorporated by reference in this short form prospectus, including information contained in the section “Forward Looking Information”, should be carefully reviewed and considered by investors. In addition, an investor should carefully consider the following risk factors.

Risks Associated with the Offering
Market Price of Shares
There can be no assurance that an active market for the Common Shares will be sustained after the exercise of the Offered Securities. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of Denison may decline below the Offering price. If an active market does not develop, investors may lose their entire investment in the Common Shares. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financings
If Denison raises additional funding by issuing additional equity securities, future offerings of Common Shares, or securities convertible into Common Shares may be made at offering prices substantially lower than the price at which the Special Warrants were listed hereunder. Such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
There can be no assurance that the FT Special Warrants will not be viewed by the Canada Revenue Agency or by a court as constituting “prescribed shares” for the purposes of the Tax Act. If the FT Special Warrants are prescribed shares, such shares would not be considered flow-through shares and subscribers will not be entitled to any renunciation of CEE from Denison. However, in such circumstances, the shares would not be governed by the rules in the Tax Act deeming flow-through shares to have a cost of nil. Furthermore, there is no guarantee that an amount equal to the aggregate subscription price for the FT Special Warrants will be expanded on or prior to December 31, 2010 as CEE resulting in deductions described under the heading “Certain Canadian Federal Income Tax Considerations”.
Risks Associated with Denison’s Business
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the Common Shares could continue to be adversely affected.

Volatility and Sensitivity to Market Prices
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of the Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of Denison’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. Denison may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that Denison will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, Colorado Plateau, Henry Mountains, Gurvan Saihan Joint Venture, Mutanga and Dibwe projects, as described in the AIF, are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as Denison remains an owner thereof, Denison is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of Denison’s reclamation obligations are bonded, and cash and other assets of Denison have been reserved to secure this bonded amount. Although Denison’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on Denison’s financial statements.
Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk
In connection with the Offering, Denison arranged for reports to be provided by its counsel to the Underwriters with respect to Denison’s ownership interests in the properties and mines that comprise the Arizona Strip and Bullfrog deposit which comprises part of the Henry Mountains Complex, the Tony M deposit, the Colorado Plateau deposit, the Mutanga project, as well as Denison’s ownership interest in the McClean Lake, Midwest and Wheeler River mineral properties. Such reports were based upon publicly available information and did not constitute definitive opinions with respect to Denison’s interest to such properties, and indicate some reservations with respect to Denison’s interests.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves or its long term business prospects.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and assumptions as to future commodity prices.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labour shortages or strikes; and varying conditions in the commodities markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
Denison maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for Denison to operate in compliance with applicable laws and regulations. In addition, depending on Denison’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While Denison has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
Denison’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
Denison owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of Denison’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law of Mongolia (the “New Law”), which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.
There are a number of provisions under the New Law that could significantly adversely affect the Gurvan Saihan Joint Venture in Mongolia (“GSJV”), in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the existing Mineral Agreement between the GSJV and the Government of Mongolia, or to licences held by the GSJV that are not subject to the Mineral Agreement.

In addition, Denison may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. Denison may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although Denison believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Denison to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to Denison’s properties.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against Denison, a significant disruption to Denison’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that Denison will be successful in obtaining required financing as and when needed on acceptable terms.

Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison (approximately 17.1% of the outstanding Common Shares, to be reduced to approximately 15.8% upon the deemed exercise of the Special Warrants and FT Special Warrants) and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s Common Shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s Common Shares, it will be entitled to appoint one director.
KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the Business Corporations Act (Ontario) to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.
Denison’s agreement with KEPCO also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy Inc. (“Denison Energy”) all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this short form prospectus or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
AUDITORS, REGISTRAR AND TRANSFER AGENT OF DENISON
The auditors of Denison are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario and they are independent of Denison within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
The registrar and transfer agent for the common shares of Denison is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

TECHNICAL AND SCIENTIFIC DISCLOSURE
All technical and scientific disclosure in this short form prospectus has been prepared by, or under the supervision of William C. Kerr, a “qualified person” as defined in NI 43-101. Mr. Kerr is the Vice President, Exploration of Denison and a Member of the Association of Professional Geoscientists of Ontario and the Association of Professional Engineers and Geoscientists of Saskatchewan. See also “Technical Information” herein.
INTERESTS OF EXPERTS
Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of Denison and Cassels Brock & Blackwell LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the common shares of Denison.
The persons or companies that have prepared reports relating to Denison’s mineral properties that are referenced in this short form prospectus or documents incorporated by reference herein are Lawrence B. Cochrane, Ph.D., P.Eng Luke Evans, M.Sc., P.Eng., Neil N. Gow, P.Geo., James W. Hendry, P.Eng., Leo R. Hwozdyk, P.Eng., Christopher Moreton, Ph.D, P.Geo, Thomas C. Pool, P.E., William E. Roscoe, Ph. D., P. Eng., David A. Ross, P. Geo., Richard E. Routledge, M.Sc., P.Geo. and Douglas H. Underhill, Ph.D., C.P.G. of Scott Wilson Roscoe Postle Associates Inc.; Michel Dagbert, P.Eng. of Geostat Systems International Inc.; Malcolm Titley, B.Sc., MAusIMM, MAIG, of CSA Global (UK) Ltd.; and Gilles Arseneau, Ph.D., P.Geo. and Cliff Revering, P.Eng. of SRK. As at the date hereof, each of the aforementioned individuals, the directors, officers and employees in the aggregate, as applicable, of each of Scott Wilson Roscoe Postle Associates Inc., Geostat Systems International Inc., CSA Global (UK) Ltd. and SRK, and each of such companies beneficially own, directly or indirectly, less than 1% of the common shares of Denison.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION
Pursuant to the terms of the subscription agreements between Denison and the purchasers of the Offered Securities, Denison has granted to each holder of an Offered Security a contractual right of rescission of the private placement transaction under which the Offered Security was initially acquired. The contractual right of rescission provides that if a holder of an Offered Security who acquires a Special Warrant Share or FT Share on exercise of the Offered Security as provided for in this short form prospectus is, or becomes, entitled under securities legislation of a jurisdiction to the remedy of rescission because this short form prospectus or an amendment to this short form prospectus contains a misrepresentation: (a) the holder is entitled to rescission of both the holder’s exercise of its Offered Security and the private placement transaction under which the Offered Security was initially acquired; (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Underwriters on the acquisition of the Offered Security; and (c) if the holder is a permitted assignee of the interest of the original Offered Securities subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.
The contractual rights of action described above are in addition to and without derogation from any other right or remedy that a purchaser of Offered Securities may have at law.

AUDITORS’ CONSENT
We have read the short form prospectus of Denison Mines Corp. (“Denison”) dated December 16, 2010 relating to the qualification for distribution of 25,000,000 common shares of Denison upon the exercise or deemed exercise of 25,000,000 special warrants and 1,400,000 common shares of Denison issuable upon the exercise or deemed exercise of 1,400,000 flow-through special warrants (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Denison on the consolidated balance sheets of Denison as at December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years then ended and effectiveness of internal control over financial reporting as at December 31, 2009. Our report is dated March 11, 2010.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
December 16, 2010

CERTIFICATE OF DENISON
Dated: December 16, 2010
This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Ontario, Alberta, British Columbia and Nova Scotia.
Denison Mines Corp.

By: (signed) “Ron F. Hochstein”	By: (signed) “James R. Anderson”
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors of Denison Mines Corp.

By: (signed) “William A. Rand”	By: (signed) “Lukas H. Lundin”
Director	Director

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CERTIFICATE OF THE UNDERWRITERS
Dated: December 16, 2010
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Ontario, Alberta, British Columbia and Nova Scotia.

GMP SECURITIES L.P.	SCOTIA CAPITAL INC.

By: (signed) “Mark Wellings”	By: (signed) “Jeffrey Richmond”

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